SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

"VIVO", THE SINGLE NATION-WIDE BRAND OF THE JOINT VENTURE BETWEEN PORTUGAL TELECOM AND TELEFONICA MOVILES IN BRAZIL

Lisbon, Portugal, April 8, 2003 - Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) announces the launch of the new single nation-wide brand of its 50%-50% joint venture with Telefonica Moviles for mobile operations in Brazil: Vivo.

The launch of Vivo is a major step towards the consolidation of the largest mobile operator in South America. After the incorporation of Tele Centro Oeste (“TCO”), which is pending approvals from the regulator (Anatel) and from the competition authority, Vivo will increase its customer base up to 17 million, almost 3 times the number of customers of the second largest mobile operator in Brazil, and operating revenues to R$ 9 billion (2002 figures).

Vivo will be a single brand in 19 states and federal district covering 86% of the Brazilian area, approximately 7 million of kilometers, and 10% of the Brazilian population representing 80% of the Brazilian GDP. Vivo also has a share of 50% of the Brazilian mobile market.

The launch of Vivo represents simultaneously the confirmation of its CDMA technological option. CDMA is the technological basis for 3G services worldwide, allowing the best performance for mobile data communications and the offer of 3G products and services without the need of additional radio frequencies. Vivo already offers the 1XRTT CDMA system which enables data transmission up to 144 kbps per second speed.

This information is also available on PT's website www.telecom.pt.

Contact:	Vitor J. Sequeira, Investor Relations Director vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.